1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
BRENDEN P. CARROLL
brenden.carroll@dechert.com +1 202 261 3458 Direct +1 202 261 3027 Fax

August 30, 2016

Via Edgar

Ms. Samantha Brutlag
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:	HSBC Funds (“Registrant”) File No. 811-04782 Amendment No. 216

Dear Ms. Brutlag,

This letter responds to the comments that you provided to Thor Alden and me in a telephone conversation on Thursday, August 4, 2016 regarding Amendment No. 216 to the Registrant’s registration statement on Form N-1A (the “Registration Statement”). This Amendment was filed on behalf of the Registrant for the purposes of (i) registering under the 1940 Act the “shell” series into which the HSBC Opportunity Portfolio (the “Portfolio”), the sole series of HSBC Portfolios, was reorganized; (ii) adding such information as was necessary to reflect any material changes made in connection with or resulting from the reorganization; and (iii) adding information to reflect changes relating to certain other proposals approved at a joint special meeting of shareholders of the HSBC Portfolios. We have reproduced your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the Registration Statement.

Part A

1.     Comment:    Please modify the first sentence under “Portfolio Managers” on page 1 to state that “The investment decisions for the Portfolio are made by consensus of the Investment Committee (the “Committee”), which is chaired by William A. Muggia.”

Response:     The Registrant will make the requested change.

22549583.2

US Austin Boston Charlotte Hartford Los Angeles New York Orange County Philadelphia Princeton San Francisco Silicon Valley Washington DC EUROPE Brussels Dublin Frankfurt London Luxembourg Moscow Munich Paris ASIA Beijing Hong Kong

2.     Comment:    In the “Principal Investment Risks – Equity Securities Risk” section, the Portfolio refers to equity derivatives. Please clarify whether risks related to the Portfolio’s investment in equity derivatives is a principal investment risk.

Response:     The Portfolio does not principally invest in derivatives and the reference to equity derivatives is general in nature; it does not state that the Portfolio principally invests in them. The Portfolio intends to remove the reference to equity derivatives as part of its next annual update.

3.     Comment:    Please modify the first line in the first paragraph on page 6 to begin with “Mortgage- and Asset-Backed Securities Risk: Mortgage- and asset-backed securities are debt instruments that are […].”

Response:     The Registrant will make the requested change.

4.     Comment:    In the “Management of the Portfolio Trust – Portfolio Managers” section, please consider including how long each of the individuals has been managing the portfolio.

Response:     The Portfolio respectfully notes that it includes this information in the “Opportunity Portfolio – Portfolio Managers” section on page 1. The Portfolio will consider whether to add this information to the “Management of the Portfolio Trust – Portfolio Managers” section as part of its next annual update.

5.     Comment:    Please modify the language in the last sentence of the first paragraph on page 10 to correct the references to “Valuation Time” and “Portfolio Business Day.”

Response:     The Registrant intends to revise the sentence as part of its next annual update to state “The percentage so determined is then applied to determine the value of the investor’s interest in the Portfolio as of the Valuation Time on the following Portfolio Business Day.”

Part B

6.     Comment:    In the “Investment Techniques – Derivatives” section, the last sentence of the first paragraph on page 8 states, in part, that a Portfolio may use derivatives to seek to enhance return. The use of derivatives to enhance the Portfolio’s returns is not discussed in Part A of the Registration Statement. Please either add corresponding disclosure in Part A or edit this statement for consistency.

Response:     The Portfolio will edit this statement for internal consistency. The Registrant intends to delete this sentence as part of its next annual update.

7.     Comment:    In the “Investment Techniques – Exchange Traded Funds” section, please add a discussion that investments in Exchange Traded Funds may involve duplication of advisory fees and certain other expenses.

Response:     The Portfolio currently includes in its “Investment Techniques – Exchange Traded Funds” section a reference to “Investment Techniques – Investment Company Securities,” which clarifies that the discussion in the “Investment Techniques – Investment Company Securities” section applies to exchange traded funds as well. The Portfolio intends to carry over the discussion of the duplication of fees to the “Investment Techniques – Exchange Traded Funds” section as part of its next annual update.

8.     Comment:    Please modify the language in the first sentence on page 36 to state “In addition, the Portfolio relies on various sources to calculate its NAV.”

Response:     The Registrant will make the requested change.

9.     Comment:    Please modify the language in the third-to-last sentence of the first paragraph on page 39 to state “Unless authorized by law, the Portfolio will not do business with, nor pay commissions to, affiliates of the Adviser in any portfolio transactions where they act as principal.”

Response:     The Registrant will make the requested change.

10.   Comment:    Please confirm that any changes made to the Portfolio’s fundamental and non-fundamental investment restrictions are consistent with those approved by shareholders as part of the Portfolio’s reorganization as a series of a Delaware statutory trust.

Response:     The Portfolio confirms that its current fundamental and non-fundamental investment restrictions are consistent with those that were approved by shareholders.

Tandy Representations

11.   Comment:    Please include standard Tandy representation language in your transmittal letter for your upcoming filing.

Response:     The Registrant hereby agrees to make the following representations:

●	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
●	the Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and
●	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws.

*           *           *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3458 if you wish to discuss this correspondence further. Thank you in advance for your attention to this letter.

Best regards,

/s/ Brenden P. Carroll

Brenden P. Carroll

cc:	Richard A. Fabietti, President, HSBC Funds, and Senior Vice President, Head of Product Management, HSBC Global Asset Management (USA) Inc.

Jennifer Bergenfeld, Chief Legal Officer, HSBC Funds, and Senior Legal Counsel, HSBC Global Asset Management (USA) Inc.

David J. Harris, Dechert LLP